Filed by EpiCept Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                    Subject Company: Maxim Pharmaceuticals, Inc.
                                                   Commission File No. 001-14430


[EpiCept Corporation logo]                        [Maxim Pharmaceuticals logo]


CONTACTS:


EpiCept Corporation                         Maxim Pharmaceuticals
John V. Talley                              Larry G. Stambaugh
Chief Executive Officer                     Chairman & Chief Executive Officer
(201) 894-8980

FischerHealth Life Sciences                 John D. Prunty
Aline Schimmel                              Chief Financial Officer
(212) 601-8278                              (858) 453-4040

Hallvarsson & Halvarsson
Ulf Martensson
011 46 085 871 1243



                  EPICEPT CORPORATION AND MAXIM PHARMACEUTICALS
                                 AGREE TO MERGE


ENGLEWOOD CLIFFS, NJ and SAN DIEGO, CA, September 6, 2005 - EpiCept Corporation (EpiCept), a privately held corporation, and Maxim Pharmaceuticals, Inc. (Maxim) (Nasdaq: MAXM, SSE: MAXM) announced today that they have entered into a definitive merger agreement. The transaction is anticipated to close during the fourth quarter of this year and is subject to satisfaction of certain customary closing conditions, including the approval of the shareholders of Maxim.

The new company, to be called EpiCept Corporation, combines a late stage product portfolio of commercially promising pain therapies, a planned cancer product registration filing in Europe and an early stage discovery program for apoptosis inducers and inhibitors designed to address unmet medical needs in the areas of oncology and degenerative diseases.

Jack Talley, CEO of EpiCept, stated "This transaction will combine two companies to create a specialty pharmaceutical company with a balanced portfolio of pain management and oncology product candidates. This broad pipeline will allow the company to be less reliant on the success of any one product candidate. Additionally, several of the product candidates are partnered with respected

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industry leaders, further limiting the development risk, while other product opportunities are still available for internal development and commercialization. EpiCept's lead product candidates topically deliver FDA-approved compounds to relieve pain. We believe that topically delivered products have the potential to eliminate risks inherent in systemic circulation, reduce side effects, minimize drug interactions and raise barriers to entry for generics; and we believe the use of already approved compounds has the potential to lower development costs and risks and potentially accelerate time-to-market. Further, the broader pipeline will include a novel anti-cancer candidate, Ceplene, intended to be filed in Europe for remission-maintenance therapy for patients with acute myeloid leukemia (AML). Ceplene has a well-known safety profile with over 2,000 patients having participated in clinical trials."

Larry Stambaugh, CEO of Maxim, stated "We are enthusiastic about the merger with EpiCept because we believe the strength and resources of the combined entity offers our shareholders a broader, more balanced portfolio of product candidates with significant market potential. We publicly announced earlier this year our intention to complete a strategic transaction to increase shareholder value and build upon the potential of Maxim's technologies. We believe this transaction accomplishes that goal."


MERGER DETAILS
The terms of the merger agreement provide for EpiCept to issue shares of its common stock to Maxim Pharmaceuticals shareholders in exchange for all of the outstanding shares of Maxim, with EpiCept shareholders retaining approximately 72 percent ownership of the combined company and Maxim shareholders receiving approximately 28 percent, calculated on a fully diluted basis. Based on the recent trading price of Maxim's common stock, the transaction would represent an implied equity value of approximately $136 million for the combined company.

The combined company will retain EpiCept's CEO and corporate name (EpiCept Corporation) with headquarters in Englewood Cliffs, NJ. In addition, Dr. Ben Tseng, Maxim's Vice President, Research, will become EpiCept's Chief Scientific Officer. The combined company's board of directors will consist of five current EpiCept directors and two current Maxim directors. EpiCept is expected to continue to operate Maxim's research facility in San Diego, California.

EpiCept currently has operations in New Jersey and Munich, Germany. Upon the closing of the transaction, EpiCept's common stock is expected to trade on the Nasdaq National Market on which the company has reserved the symbol "EPCT", and on the Stockholm Stock Exchange. Maxim's current ticker symbol "MAXM" will become inactive on both Nasdaq and the Stockholm exchange after closing.

Wachovia Securities served as financial advisor and Weil, Gotshal & Manges LLP as legal advisor to EpiCept Corporation. Piper Jaffray & Co. served as financial advisor and Cooley Godward LLP as legal advisor to Maxim Pharmaceuticals.

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ADDITIONAL INFORMATION
In connection with the proposed transaction, Maxim and EpiCept will file a registration statement that contains a proxy statement/prospectus with the Securities and Exchange Commission. SHAREHOLDERS OF MAXIM AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Maxim's shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Maxim and EpiCept, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Maxim Pharmaceuticals, 8899 University Center Lane, Suite 400, San Diego, CA 92122, Attention: Investor Relations, Telephone: (858) 453-4040.


PARTICIPANTS IN THE SOLICITATION
Maxim and its directors and executive officers and EpiCept and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Maxim in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of Maxim and EpiCept referred to above. Additional information regarding the directors and executive officers of Maxim is also included in Maxim's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 19, 2005. Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept's registration statement on Form S-1, which was filed with the SEC on April 18, 2005. These documents are available free of charge at the SEC's web site (http://www.sec.gov) and from Investor Relations at Maxim at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


POTENTIAL MILESTONES FOR THE COMBINED COMPANY

o EpiCept expects to receive milestone payments from its partner, Adolor Corporation, in connection with Adolor's commencement of a Phase 2b clinical program for LidoPAIN(R) SP, a sterile prescription analgesic patch currently in Phase 3 development in Europe designed to provide sustained topical delivery of lidocaine to post-surgical or post-traumatic sutured wounds while also providing a sterile protective covering for the wound. The first milestone is payable upon commencement of the US Phase 2 trial, expected in 2005, and the second milestone upon the commencement of the US Phase 3 program, expected in 2006.

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o    In 2005, EpiCept expects to enter into an additional licensing agreement for one of the lead apoptosis compounds and expects to independently move one of the apoptosis compounds forward into a Phase 1 clinical trial during the first half of 2006.

o In the first half of 2006, EpiCept expects to submit Ceplene (histamine dihydrochloride) for EU approval. Ceplene has shown a statistically significant improvement in leukemia-free survival (p = 0.0096) in a Phase 3 clinical trial as a remission-maintenance therapy for patients with acute myeloid leukemia (AML). Ceplene has a well-known safety profile with over 2,000 patients having participated in clinical trials.

o In the second quarter of 2006, EpiCept expects to report the results of its European Phase 3 trial of LidoPAIN(R) SP. If successful, this trial could form the basis for a regulatory application to market the product in Europe.

o In 2006, EpiCept intends to initiate a Phase 2b trial for LidoPAIN BP in acute lower back pain. The program will be conducted under the joint direction of EpiCept and Endo Pharmaceuticals.

o Also in 2006, EpiCept expects to commence a pivotal Phase 3 trial of EpiCept(TM) NP-1, a prescription topical analgesic cream designed to provide long-term relief from the pain caused by peripheral neuropathies.


CONFERENCE CALL INFORMATION
EpiCept's and Maxim's management teams will hold a conference call this morning to discuss the transaction.

When:             Tuesday, September 6, 2005, 10:00 a.m. (Eastern Time)
Dial-in:          U.S. - 800/811-0667, International - 913/981-4901
Web cast:         https://cis.premconf.com/sc/scw.dll/?sid=1446617473;
                  ----------------------------------------------------
                  www.EpiCept.com
                  ---------------
                  www.Maxim.com
                  -------------


ABOUT EPICEPT CORPORATION
EpiCept Corporation is a specialty pharmaceutical company focused on the development and commercialization of topically delivered prescription pain management therapeutics. EpiCept has six products in clinical development for the treatment of various types of pain: three are ready to enter, or have entered, pivotal Phase 2b or Phase 3 clinical trials.

ABOUT MAXIM PHARMACEUTICALS
Maxim is a biopharmaceutical company dedicated to developing innovative cancer therapeutics. Maxim has completed one Phase 3 clinical trial of Ceplene(TM) plus Interleukin-2 combination therapy as a remission maintenance therapy for patients with acute myeloid leukemia. Maxim is also engaged in the discovery and development of small-molecule apoptosis inducers and inhibitors to treat a wide range of disorders, including cancers and degenerative diseases. Using its proprietary high-throughput screening technology and its chemical genetics approach several lead compounds have been identified. Current efforts continue toward the development of these compounds either internally or through strategic collaborative arrangements.

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RISK FACTORS
This news release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, the efficacy, safety, and intended utilization of the Companies' respective product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that Maxim and EpiCept may not be able to complete the proposed transaction, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that Maxim and EpiCept will not obtain approval to market their respective products, the risks associated with reliance on outside financing to meet capital requirements, and the risks associated with reliance on collaborative partners for further clinical trials, development and commercialization of product candidates. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. The transaction is subject to customary closing conditions, including approval of Maxim's shareholders. These factors and others are more fully discussed in Maxim's periodic reports and other filings with the SEC.

Note: The EpiCept logo is a trademark of EpiCept. The Maxim logo is a trademark of Maxim.

Editor's Note: This release is also available on the Internet at http://www.EpiCept.com and http://www.Maxim.com.


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